SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, 518067 Guangdong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

TONGJITANG CHINESE MEDICINES COMPANY

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company

By:	/s/ Xiaochun WANG
Name:	Xiaochun WANG
Title:	Chairman and Chief Executive Officer

Date: September 11, 2008

Exhibit 99.1

Tongjitang Chinese Medicines Company Announces

Share Repurchase Program

SHENZHEN, China, September 9, 2008 – Tongjitang Chinese Medicines Company (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced that the company has been approved, but not obligated, by its board of directors to purchase up to $20 million of its American Depositary Shares (“ADS”), subject to shareholder approval.

The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan (which allows Tongjitang to repurchase its ADSs during periods in which it may be in possession of material non-public information) or otherwise. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. Tongjitang expects to implement this share repurchase program in a manner consistent with market condition and the interest of the shareholders. Tongjitang plans to fund repurchases made under this program from available cash balance. This share repurchase program may be modified, extended or terminated by the board at any time.

Mr. Xiaochun Wang, Tongjitang’s Chief Executive Officer and Chairman of the Board, commented, “The board’s decision to buy back our ADSs reflects our firm belief that our ADSs are presently undervalued in the marketplace and represents a sound investment decision at recent trading prices. We are confident in our ability to successfully execute our business plan and generate shareholder value over time and we believe this repurchase program is in the best interest of Tongjitang and our shareholders.”

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, and Tongjitang Planting, is a vertically integrated and profitable specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 18 other modernized traditional Chinese medicine products and 38 western medicines. Please visit www.tongjitang.com for more information.

CONTACT

Ashley M. Ammon or Christine Duan

Integrated Corporate Relations, Inc.

203-682-8200 (Investor Relations)

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